September 3, 2013

VIA EDGAR TRANSMISSION

John Grzeskiewicz

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Grzeskiewicz:

On June 19, 2013, Northern Lights Fund Trust III (the "Registrant"), on behalf of its series, GlobalView Tactical Asset Allocation Fund (the "Fund"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on August 1, 2013, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1.  In Principal Investment Strategies, provide disclosure related to the use of “Global” in the Fund’s name that states that the Fund will invest 40% of its assets in non-U.S. companies from at least three foreign countries or modify the Fund’s name.

Response.  The Registrant has changed the Fund’s name to Tactical Asset Allocation Fund.

Comment 2.  In Principal Investment Strategies, in the second sentence of the third paragraph, it references “a broad measure of the U.S. stock market”. Does the Fund have a particular measure in mind?  If so, please state it in the disclosure.

Response. The adviser has confirmed to the Registrant that the Fund that it will likely use the S&P 500 Index as “a broad measure of the U.S. stock market”. The Registrant has revised the disclosure as follows:

“The Fund defines “lower volatility than the broad U.S. equity markets” to mean investment returns having a level of volatility that is less than a broad-based measure of the U.S. stock market, such as the S&P 500 Index.”

Comment 3.  In Principal Investment Strategies, in the first bullet point regarding bonds, please disclose the expected credit quality and maturity of the bonds in which the Fund will invest.

Response.  The Registrant has clarified the disclosure by removing the bullet points as they are repetitive of the asset classes described in the first paragraph of the strategy disclosure.  In the first paragraph, the disclosure regarding fixed income securities has been revised to state that they may be of any credit quality or maturity.

“The Fund employs a fund-of-funds structure pursuant to which, under normal circumstances, the Fund invests primarily in exchange-traded funds (“ETFs”), including inverse ETFs, that invest in equity and fixed-income securities of both U.S. and non-U.S. corporate and governmental issuers. The asset classes in which the Fund invests include, but are not limited to, (i) small-, mid- and large-capitalization common stocks; (ii) securities of foreign issuers, including in emerging markets; (iii) alternative assets, including real-estate securities, commodity-related securities, currencies, and volatility products; (iv) derivatives, including futures, options, swaps, forward currency exchange contracts, and other derivative instruments; (v) fixed-income securities of any maturity or credit quality, including high yield securities (or “junk bonds”); and (vi) cash and cash equivalents, including, short-term instruments and money market instruments.”

Comment 4.  In principal investment strategies, the 5th and 6th bullet reference investments in Global Currencies and in Long/Short Directional.  Will the Fund be investing in these securities directly or through underlying funds?

Response.  The adviser has confirmed to the Registrant that the Fund expects to invest in these asset classes through underlying funds.

Comment 5. In principal investment strategies, the 7th bullet references investments in Downside Protection instruments.  Does this mean “hedging”?  If so, why does the Fund use this terminology rather than the more commonly understood “hedging”?

Response.  The Registrant has clarified the disclosure by removing the bullet points as they are repetitive of the asset classes described in the first paragraph of the strategy disclosure.

Comment 6.  In Principal Investment Strategies, please add disclosure regarding how the Fund will offset the volatility of the alternative and specialty asset classes.

Response. As is described in the strategy, the adviser manages volatility in the Fund by allocating among the various asset classes.

Comment 7. Please confirm that the Fund considered the observations in the Barry Miller’s letter to the ICI, dated July 30, 2010, in drafting the derivatives disclosure in the prospectus.

Response. The Registrant so confirms.

Comment 8.  Please revise the Junk Bonds Risk disclosure to add a statement that junk bonds are highly speculative.

Response. The Registrant has revised the disclosure as follows:

“Junk Bond Risk:  Lower-quality bonds, known as "high yield" or "junk" bonds, present greater risk than bonds of higher quality, including an increased risk of default.  An economic downturn or period of rising interest rates could adversely affect the market for these bonds and reduce the Fund’s ability to sell its bonds.  The lack of a liquid market for these bonds could decrease the Fund’s share price. These securities are highly speculative.”

Comment 9. Please confirm supplementally whether the Fund will be relying on Section 12(d)(1) or if it will be relying on an exemptive order for its fund of funds structure.

Response.  The Fund will be relying on both Section 12(d)(1) and the exemptive orders of the ETFs in which it invests.

Management

Comment 10.  In Management – Portfolio Managers, it is noted that Dina Fliss is a 50% owner of the adviser’s holding company.  Please disclose in the prospectus or the SAI who the other owner is.

Response.  The Registrant has revised the end of the first paragraph in the Investment Adviser section of the SAI as follows:

“The Adviser is a wholly-owned subsidiary of Global View Capital Holdings, Ltd., which is 50% owned by Dina Fliss and 50% owned by Dean Fliss.”

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ THOMPSON HINE LLP

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